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Ryan Tarkington Counsel

September 6, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention:    Karl Hiller
Branch Chief

Re:	Transocean Ltd.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 1, 2013
File No. 0-53533
Dear Mr. Hiller:
The following is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated August 22, 2013, from Karl Hiller, Branch Chief, with respect to the above referenced filings of Transocean Ltd. (the “Company”). For your convenience, each of our responses is prefaced by the Staff’s comment.
Form 10-K for Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis
Performance and Other Key Indicators
Rig Utilization, page 38
Comment:

1.
We note the denominator in your calculation of rig utilization is identified as the total number of available rig calendar days in the measurement period. Please clarify if the “total number of available rig calendar days” is equal to the number of calendar days in the measurement period. If not, please revise to present a rig utilization rate using the total number of calendar days in the denominator of the calculation.

Company Response:
We confirm that the “total number of available rig calendar days in the measurement period” is equal to the number of calendar days in the measurement period multiplied by the number of rigs in the calculation. This calculation is consistent with that of the numerator, which is the number of rig operating days as defined on page 37 under the heading of fleet average daily revenue. In future filings, we intend to revise the definition to clarify as follows: “Rig utilization is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage.”
Comment:
Financial Statements
Note 9 - Discontinued Operations
Standard Jackup and swamp barge contract drilling operations, page 90

2.
Please provide us a full analysis of the provisions of FASB ASC 205-20 as it relates to you reporting as discontinued operations the results of operations of the 38 drilling units sold to Shelf Drilling (i.e., the historical results of operations recorded before the completion of sale to Shelf Drilling). For example, address how you evaluated the significance of the inflows and outflows under the operating and transition services agreements and FASB ASC 205-20-55-14 which states that “continuing cash inflows should be evaluated separately from continuing cash outflows in evaluating significance, regardless of whether income statement presentation is on a gross or net basis.” As part of your response, please provide us any related schedules of cash flows.

Company Response:
According to FASB ASC 205‑20‑15‑2, the accounting for discontinued operations applies to a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360‑10‑45‑9. We, therefore, first evaluated whether the standard jackup and swamp barge contract drilling operations (together, the “Disposal Component”) met the definition of a component of an entity. The Disposal Component includes two of our asset groups, the standard jackup asset group and the swamp barge asset group, formerly part of the other rigs asset group. We consider these two asset groups to be a single component of our contract drilling services operating segment since the collective operations and cash flows of these two asset groups can be clearly distinguished both operationally and for financial reporting purposes, from the rest of the entity.
Next, with regard to the portion of the Disposal Component involved in the sale transactions with Shelf Drilling, we evaluated the criteria for classification as held for sale, as described in FASB ASC 360‑10‑45‑9, as follows: (a) management had committed to a plan to sell the Disposal Component, including having committed to the sale transactions with Shelf Drilling in the three months ended September 30, 2012, (b) the assets were available for immediate sale subject to terms that were usual and customary for sales of such assets, including making arrangements for completion of contractual obligations that required use of the assets, (c) management had performed an active program of locating potential buyers, had assembled a working group, had engaged attorneys and consultants, and had taken other actions necessary to complete the plan to sell the Disposal Component, (d) we had determined that the sale of the Disposal Component was probable of completion and would qualify for recognition as a completed sale within one year, (e) the Disposal Component was being marketed for sale at a price that was reasonable in relation to its then-current fair value, and (f) actions required to complete the plan, including the execution of purchase and sale agreements, indicated that it was unlikely that significant changes to the plan would be made or that the plan to sell would be withdrawn. Accordingly, we had concluded that this portion of the Disposal Component had met the criteria for held for sale classification.
Furthermore, we had concluded that the remaining nine standard jackups in the Disposal Component, which were not included in the sale transactions with Shelf Drilling, also met the criteria for classification as held for sale since, in connection with the sale transactions with Shelf Drilling, we had committed to exit the operations associated with standard jackup asset group and, therefore, undertook actions to dispose of these rigs. As of September 6, 2013, we had two of these standard jackups remaining classified as held for sale, and having entered into agreements for the sale of each, we expect to complete the sales of these two rigs before mid-October.
Having concluded the Disposal Component met the criteria of a component of an entity and that the Disposal Component met the criteria for held for sale classification, we then performed the required four-step process described in FASB ASC 205‑20‑55‑3 to determine whether the Disposal Component should be appropriately presented as discontinued operations.
As background, because most of the drilling units in the Disposal Component which we sold to Shelf Drilling were operating under existing drilling contracts between certain of our subsidiaries not acquired by Shelf Drilling and customers at the time of the closing of the Shelf Drilling transaction, we entered into operating agreements (“OAs”) with respect to these drilling units with Shelf Drilling. Under the OAs, since our subsidiaries remained party to the underlying drilling contracts existing at the time of the sale transactions with Shelf Drilling, we agreed where necessary to bareboat charter these drilling units from Shelf Drilling and to continue to operate these drilling units on behalf of Shelf Drilling until the earlier of the expiration of the underlying drilling contracts or the novation of such drilling contracts to a Shelf Drilling entity, which was expected to be between nine and 27 months. During this time, under the OAs, we agreed to transfer the customer revenues, generally after subtracting certain costs and expenses, as defined in the OAs, to Shelf Drilling. During this time, Shelf Drilling agreed to indemnify us from substantially all of the risks and litigation arising from the operations under these drilling contracts. In addition, as is generally customary in this type of transaction, under a transition services agreement (“TSA”), we agreed to provide certain transition services to Shelf Drilling, including administrative shore-based services, for a period of up to 18 months.
Although the cash flows and our ongoing involvement associated with the OAs and TSA could extend beyond one year after the sale transactions with Shelf Drilling were completed, we evaluated FASB ASC 205‑20‑55‑23, which states that the assessment period may extend beyond one year after the component is actually disposed of in situations in which events or circumstances beyond an entity’s control extend the period required to eliminate the direct cash flows of the disposed component or eliminate the significant continuing involvement by such entity in the ongoing operations of the disposed component provided that the entity both takes the actions necessary to respond to these situations and expects to eliminate the direct cash flows and the significant continuing involvement. Therefore, although the cash flows associated with the OAs and TSA could continue beyond one year after we completed the sale transactions with Shelf Drilling, the cash flows and the ongoing involvement will not extend beyond the assessment period. Accordingly, through the execution of the OAs and TSA terms as part of the sale agreements, we had taken actions necessary to respond to the situation that would extend the assessment period beyond one year and we expect to fully eliminate the direct cash flows and the ongoing involvement.
Although cash flows or significant ongoing involvement with respect to the Disposal Component will not extend beyond the assessment period, we also performed an evaluation of whether the Disposal Component should be reported in discontinued operations and specifically in consideration of our contractual obligations under the OAs and the TSAs as follows:
A.    Are continuing cash flows expected to be generated by the ongoing entity?
Continuing cash flows, as defined for this purpose, are cash inflows and outflows that are associated with revenue-producing or cost-generating activities by the ongoing entity and are associated with activities involving a disposed component.
Operating agreements
We expected to have continuing cash flows associated with the OAs during the assessment period, both inflows and outflows, associated with the Disposal Component. However, under each of the OAs, our continued operation of the applicable drilling units in the Disposal Component is contractually limited to a maximum period of between nine and 27 months, which was generally through the earlier of (a) the date of novation of the existing underlying drilling contract to a Shelf Drilling entity or (b) the expiration of such drilling contract, upon which time such OA would terminate. Cash flows associated with each OA will be completely eliminated within the assessment period following expiration of such OA.
Transition services agreement
We expected to have continuing cash flows associated with the TSA during the assessment period associated with the Disposal Component. However, our continued involvement under the TSA is contractually limited to a maximum period of 18 months following the closing date of the Shelf Drilling transactions. Pursuant to the TSA, Shelf Drilling was permitted to terminate such services prior to the expiration of the maximum 18 month period. Cash flows associated with the TSA will be completely eliminated within the assessment period following expiration of the TSA.
B.    Do the continuing cash flows result from a migration or continuation of activities?

Operating agreements
Because most of the drilling units in the Disposed Component were operating under drilling contracts between subsidiaries not acquired by Shelf Drilling and customers at the time of the closing of the Shelf Drilling sale and such drilling contracts do not allow novation to a new party without customer consent, we expected to continue recognizing revenues and costs associated with operating the applicable drilling units in the Disposal Component for a limited period of time within the assessment period. The terms and conditions of the OAs, however, require that we transfer the revenues collected, net of costs incurred, as defined in the OAs with Shelf Drilling. We still expect to receive gross cash flows under the OAs for a period of time, which was defined not to exceed 27 months after the closing date of the sale transactions with Shelf Drilling. At the time of the sale transactions with Shelf Drilling, we expected that the gross cash flows under substantially all the OAs would cease within 12 months of the sales date based on our expectation of the timing of novation of certain drilling contracts that would not be completed in that timeframe, and our most recent assessment is that such cash flows will cease within 19 months of the sales date.
As a result, we expected to have, and have had, direct cash inflows for a period of time within the assessment period, as we continue operations under the OAs on behalf of Shelf Drilling, providing services under existing drilling contracts. Additionally, we expected to have ongoing cash outflows from cost-generating activities necessary to perform under these drilling contracts for a similar period of time.
Therefore, these projected cash flows do not represent a continuation of the contracted activities beyond the assessment period, as such cash flows under each OA will cease at the earlier of the novation of the underlying drilling contract to a Shelf Drilling entity or expiration of such drilling contract.
We do not expect continuing cash flows from the Disposal Component to migrate since, while we will continue to have many of the same customers as the Disposal Component, customers contract drilling units based on their drilling program needs and technical specifications. The Disposal Component involves asset groups that serve certain technical specifications that we will no longer possess, as we have turned our focus to the high-specification jackups and floaters asset groups.
Transition services agreement
We expected to have cash flows under the TSA for a period of time within the assessment period contractually limited to a maximum period of 18 months following the closing date of the sale transactions with Shelf Drilling. Under the TSA, we will incur costs and receive reimbursement of costs for services provided in connection with drilling operations and other support, such as bookkeeping services, in connection with such operations.

C.    Are the continuing cash flows significant?
The continuing cash flows under the OAs and TSA were not expected to be, and have not been, significant considering that the OAs and TSA are expected to remain in effect for a contractually limited period of time and to diminish over time as each OA terminates, and the continuing cash flows will be completely eliminated upon expiration of the OAs and the TSA. We believe that the cash inflows and outflows generated from revenue-producing and cost-generating activities under the OAs and TSA are insignificant relative to the cash flows that would have been expected to be generated by the Disposal Component absent the sale transactions. However, no cash flows will extend beyond the assessment period.

D.	Does the ongoing entity have significant continuing involvement in the operations of the disposed component?
We will have only temporary continuing involvement in the operations of a portion of the Disposal Component pursuant to the OAs and TSA, neither of which allow us to influence the ongoing operating or financial policies of the Disposal Component. Decision making for policies rests with Shelf Drilling management, and we are only responsible for compliance with the contractual terms of the pre-existing drilling contracts. As discussed above, however, this involvement will only persist for a limited period of time within the assessment period as (a) each OA terminates upon the earlier of the novation of the underlying drilling contract to a Shelf Drilling entity or expiration of such drilling contract and (b) the TSA expires or is terminated. In each case, such continuing involvement will be completely eliminated upon expiration of the OAs and TSA and, therefore, will not extend beyond the assessment period.
Comment:
Financial Statements
Note 9 - Discontinued Operations
Standard Jackup and swamp barge contract drilling operations, page 90

3.
Please explain to us the significant terms of the operating and transition services agreements, the services you agreed to provide under these agreements, and the extent to which the costs of providing the services may exceed the amounts received.

Company Response:
For a transition period following the completion of the sale transactions with Shelf Drilling, we agreed, under the OAs, to continue to operate the standard jackups sold to Shelf Drilling that were under existing drilling contracts where the customers had not yet agreed to novate the contracts to a Shelf Drilling entity and, under the TSA, to provide certain other transition services to Shelf Drilling. The cost to us of providing such operating and transition services may exceed the amounts we receive from Shelf Drilling for providing such services. Under the OAs, we agreed to continue to operate these standard jackups on behalf of Shelf Drilling until the earlier of the novation of the underlying drilling contracts to Shelf Drilling entities or the expiration of such drilling contracts. As of December 31, 2012, we operated 25 drilling units on behalf of Shelf Drilling. As of September 6, 2013, we operated 17 drilling units on behalf of Shelf Drilling.
Pursuant to the OAs, we agreed to transfer the customer revenues from the underlying drilling contracts, generally after subtracting certain costs and expenses, as defined in the OAs, to Shelf Drilling. In general, we transfer costs and expenses incurred to Shelf Drilling at current market rates. However, each OA also provides for the provision of certain onshore management expenses at pre-determined rates, which escalate every nine months during the term of such OA.
In addition, pursuant to the TSA, we agreed to provide certain transition services for a period of up to 18 months following the completion of the Shelf Drilling transactions at current market rates for such services. These transition services primarily include application support, bookkeeping services, payroll and human resources support, operations support, procurement services and personnel secondment. In the three months ended March 31 and June 30, 2013, we charged to Shelf Drilling $9 million and $11 million, respectively, for services rendered under the TSA.
The extent by which costs may exceed amounts received from Shelf Drilling for services under the OAs and TSA is not expected to be significant. As disclosed in our quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2013, the effect of the continuing involvement with the Disposal Component was as follows (in millions):

	Three months ended
	March 31, 2013	June 30, 2013
Operating revenues from customer drilling contracts	$240	$229
Operating and maintenance expense	(249)	(233)
Net effect of Disposal Component	$(9)	$(4)

Comment:
Financial Statements
Note 9 - Discontinued Operations
Standard Jackup and swamp barge contract drilling operations, page 90

4.	Please explain to us the basis for you reporting as discontinued operations the revenues earned and expenses incurred under the operating and transition services agreements with

Shelf Drilling. That is the revenues and expenses recorded pursuant to the agreements after the completion of the sale of the 38 drilling units to Shelf Drilling.
Company Response:
We report as discontinued operations the revenues earned and expenses incurred under the OAs and TSA with Shelf Drilling, which are directly related to the Disposal Component and thus included in discontinued operations. Consistent with prior periods, revenues and direct operating costs related to the OAs and TSA are directly related to the temporary ongoing activity of a disposed component.
Comment:
Financial Statements
Note 9 - Discontinued Operations
Standard Jackup and swamp barge contract drilling operations, page 90

5.
Please provide us an overview of (i) the personnel costs relating to post-employment obligations for certain employees and contract labor and (ii) the reactivation of one drilling unit, and (iii) the accounting analysis used to support the accrual of $20 million and $60 million in costs related to (i) and (ii), respectively. As part of your response, explain to us whether or how these costs relate to the operating and transition services agreements, and when the payments related to the accruals were / will be made.

Company Response:
In connection with our sale transactions with Shelf Drilling, we were, and continue to be, required to pay end-of-service benefits to certain employees for which employment would be discontinued as a direct result of the sale transactions. The affected employees were, and are being, terminated as a direct result of the discontinuation of the Disposal Component’s operations. Such termination benefits were, and continue to be, required under previously established post-employment benefit plans pursuant to statutory requirements in various non-U.S. jurisdictions, such as Indonesia, Egypt and Nigeria. We agreed to retain responsibility for the payment of these benefits under our share purchase agreement with Shelf Drilling. In accordance with FASB ASC 712-10-25-2, we recognized a liability and a loss at the time that the Disposal Component met the criteria for classification as held for sale since the sale transactions, the event triggering such liability, were probable and since the amount could be reasonably estimated. We have settled, and continue to settle, the post-employment obligations with the affected employees and contract labor who were, and are being, terminated as a direct result of the sale transactions. We expect to settle these post-employment obligations with the affected employees and contract labor in connection with expirations of the OAs and TSA.

Additionally, also pursuant to our share purchase agreement with Shelf Drilling, unrelated to the OAs or the TSA, we committed to reactivate one drilling unit sold in the transaction. We included this accrual in the calculation for the loss on impairment, as a reduction of the cash proceeds in the sale transactions. In the three months ended March 31, 2013, we completed the working capital and other adjustments pursuant to the sale agreement and, in the three months ended June 30, 2013, we settled all amounts due under the working capital provision of the share purchase agreement with no significant adjustments to the amounts estimated and recorded on the sale in the year ended December 31, 2012.
Closing Comments:
In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

By: /s/ Ryan Tarkington
Name: Ryan Tarkington

Title:	Counsel